SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                               SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 1)*

                       KLLM TRANSPORT SERVICES, INC.
                             (NAME OF ISSUER)

                               COMMON STOCK
                      (TITLE OF CLASS OF SECURITIES)

                                 482498102
                              (CUSIP NUMBER)

                            Dionne M. Rousseau
                         Jones, Walker, Waechter,
                  Poitevent, Carre`re & Dene`gre, L.L.P.
                     201 St. Charles Avenue, Floor 51
                           New Orleans, LA 70170
                              (504) 582-8000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                            AND COMMUNICATIONS)

                              MARCH 20, 2000
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of <section><section>240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box <square>.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See <section>240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 482498102

     1)   Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (entities only)

          William J. Liles, III

     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)...................................................      _____
          (b)...................................................      _____

     3)   SEC Use Only..........................................

     4)   Source of Funds (See Instructions)....................        OO

     5)   Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e).................................       _____

     6)   Citizenship or Place of Organization..................       USA

 Number of     (7)  Sole Voting Power...........................       18,420
  Shares
  Bene-
 ficially      (8)  Shared Voting Power.........................      681,224
 Owned by
   Each
Reporting      (9)  Sole Dispositive Power......................       18,420
  Person
   With
               (10) Shared Dispositive Power....................      681,224


     11)  Aggregate Amount Beneficially Owned by Each
          Reporting Person......................................      699,644

     12)  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)............       ______

     13)  Percent of Class Represented by Amount
          in Row 11.............................................        17.0%

     14)  Type of Reporting Person (See Instructions)...........          IN

ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the common stock, par value $1.00 per share (the "Common Stock"), of KLLM Transport Services, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 135 Riverview Drive, Richland, Mississippi, 39218.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)  William J. Liles, III (the "Reporting Person")

     (b)  P.O. Box 6098, Jackson, Mississippi, 39288

     (c) Chairman of the Board, President, and Chief Executive Officer of KLLM Transport Services, Inc. (transportation services), 135 Riverview Drive, Richland, Mississippi 39218.

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  The Reporting Person is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The acquisition by the William J. Liles, Jr. Marital Trust (the "Marital Trust") of 626,163 of the shares for which this Schedule 13D is filed was previously reported on a Schedule 13D dated October 10, 1997. The Marital Trust acquired the shares pursuant to the will of William J. Liles, Jr. No consideration was paid for the transfer of such shares to the Marital Trust. The Reporting Person is the co-trustee of the Marital Trust.

     54,237 of the shares for which this Schedule 13D is filed are owned by the William J. Liles, Jr. Family Trust (the "Family Trust"), of which the Reporting Person's mother is the trustee. The Family Trust acquired the shares pursuant to the will of William J. Liles, Jr. No consideration was paid for such transfer.

     824 of the shares for which this Schedule 13D is filed are owned by the Reporting Person's wife.

     3,590 of the shares for which this Schedule 13D is filed are owned by trusts for the benefit of the Reporting Person's two sons of which the Reporting Person is the trustee.

     4,309 of the shares for which this Schedule 13D is filed are owned by the Reporting Person individually.

     The remainder of the shares for which this Schedule 13D is filed consist of 10,521 unissued shares that are subject to options that are exercisable at any time by the Reporting Person.

ITEM 4.   PURPOSE OF TRANSACTION.

     The Reporting Person has communicated to the Board of Directors of the Issuer that he has a strong interest in acquiring the Issuer and is in the process of developing a proposal that may have the effect of one or more of the actions or transactions described in paragraphs (a) through (j) of Item 4 of this Schedule. The Board of Directors of the Issuer has formed an independent committee consisting of Leland R. Speed (chair), Walter P. Neely and David L. Metzler, which would consider any proposal submitted to it by the Reporting Person. The Reporting Person reserves the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs
(a) through (j) of Item (4) of this Schedule, to the extent deemed advisable by the Reporting Person.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Reporting Person beneficially owns 699,644 shares of Common Stock, representing 17.0% of the outstanding shares of Common Stock. 10,521 of the shares represent unissued shares subject to options exercisable at any time by the Reporting Person.

     (b) The Reporting Person has sole power to vote and dispose of 18,420 of the shares for which this Schedule 13D is filed. The Reporting Person has the shared power to vote or direct the vote and dispose of or to direct the disposition of 681,224 of the shares for which this Schedule 13D is filed. The Reporting Person shares the power to vote or direct the vote or to dispose or direct the disposition of the shares with Mrs. William J. Liles, Jr., 112 Meadowbrook North, Jackson, Mississippi 39211 (regarding the Family Trust); Mrs. William J. Liles, III, P.O. Box 6098, Jackson, Mississippi 39288; and Wynne Liles Appleton, 1503 Scott Avenue, Winnetka, Illinois 60093 (regarding the Marital Trust). To the Reporting Person's knowledge, none of these persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each is a citizen of the United States.

     (c) No transactions in the Common Stock have been effected by the Reporting Person in the past sixty days.

     (d)  See response to Item 5(b).

     (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Not Applicable.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 29, 2000



                                        /S/ WILLIAM J. LILES, III
                                       --------------------------------
                                        (Signature)

                                        William J. Liles, III
                                        Chairman, President and
                                        Chief Executive Officer of
                                        KLLM Transport Services, Inc.
                                        (Name and Title)